SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of
                    The Securities Exchange Act of 1934

                              CORECOMM LIMITED
                     (Name of Subject Company (Issuer))

                      CORECOMM HOLDCO, INC. (Offeror)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 6% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                       (Title of Class of Securities)


                                 21869Q108
                                 21869NAA3
                                 21869NAB1
                                 21869NAC9

                  (CUSIP Numbers of Classes of Securities)



     Jared L. Gurfein, Esq.                     Thomas H. Kennedy, Esq.
    Director of Legal Affairs           Skadden, Arps, Slate, Meagher & Flom LLP
      CoreComm Holdco, Inc.                        Four Times Square
110 East 59th Street, 26th Floor                New York, New York 10036
    New York, New York 10022                         (212) 735-3000
          (212) 906-8485

 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                         Calculation of Filing Fee

Transaction Valuation*                                     Amount of Filing Fee
----------------------                                     --------------------
$15,921,184                                                              $1,465

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 92/1,000,000 of the transaction valuation. The amount of the transaction valuation attributable to the shares of CoreComm Limited common stock equals $14,337,851, calculated by multiplying (1) $0.0945, the average of the high and low sale prices per share of CoreComm Limited common stock on February 5, 2002, as reported by the Nasdaq National Market times (2) 151,723,284 shares of CoreComm Limited common stock (including shares issuable pursuant to the exercise of CoreComm Limited warrants) estimated to be received by CoreComm Holdco, Inc. pursuant to the exchange offers. The aggregate principal amount of the 6% Convertible Subordinated Notes due 2006 of CoreComm Limited sought for exchange equals $4,750,000. Under Rule 0-11(a)(4) of the Exchange Act, because there is no market for the 6% Convertible Subordinated Notes due 2006 of CoreComm Limited and because CoreComm Limited has an accumulated capital deficit, only one third of such amount, or $1,583,333, is considered to be the transaction valuation for purposes of calculating the filing fee, resulting in a total transaction valuation of $15,921,184.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,452
Filing Party:              CoreComm Holdco, Inc.

Form or Registration No.:  Form S-4
Date Filed:                February 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.
      [X]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




         This Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission (the "SEC") by CoreComm Holdco, Inc. ("Holdco"), a subsidiary of CoreComm Limited ("Limited") that holds all of the material operations of CoreComm Limited, and a company in which CoreComm Limited now only owns approximately 13% of the outstanding capital stock as a result of a series of recapitalization transactions in which approximately 87% of Holdco's stock was issued to former creditors and preferred stockholders of Limited and Holdco. It is being filed under the Securities Act of 1933, as amended, in connection with the filing on the date hereof of a registration statement on Form S-4 (the "Registration Statement") regarding offers (the "Exchange Offers") by Holdco to exchange:

         o 1/116.7 of a share of its common stock, par value $0.01 per share, together with the associated rights to purchase shares of CoreComm Holdco's Series A junior participating preferred stock which are attached to each share of common stock (collectively, the "Holdco Common Stock") (rounded up to the nearest whole share for each unaffiliated holder) for each validly tendered and accepted share of common stock, par value $0.01 per share of Limited (the "Limited Common Stock"); and

         o 3.0349 shares of Holdco Common Stock (rounded up to the nearest whole share for each unaffiliated holder) and $30.00 in cash (which is equal to the amount of the October 1, 2001 interest payment that has not been paid), net without interest, for each $1,000 in aggregate principal amount of 6% Convertible Subordinated Notes due 2006 of Limited (the "Public Notes" and together with the Limited Common Stock, the "Outstanding Securities") that is validly tendered and accepted.

         The 1/116.7 and 3.0349 exchange ratios will be adjusted proportionately for any stock splits, combinations, stock dividends and the like.

         Holdco will accept up to an aggregate of all shares of outstanding Limited Common Stock and all outstanding Public Notes and will issue up to an aggregate of 1,314,416 shares of Holdco Common Stock in the Exchange Offers plus any additional shares issued as a result of rounding. A copy of the preliminary prospectus, dated the date hereof (the "Prospectus"), is incorporated herein by reference to the Registration Statement.

         All of the information in the Prospectus and the related Letters of Transmittal, any prospectus supplement or other amendment thereto related to the Exchange Offers hereafter filed with the SEC by Holdco, is hereby incorporated by reference in the answers to Items 2 through 11 of this Schedule TO.

Item 1.  Summary Term Sheet.

         The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Exchange Offers" and "Summary" is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The issuer of the Outstanding Securities subject to the Exchange Offers is CoreComm Limited, a Delaware corporation, whose principal executive offices are located at 50 Monument Road, Bala Cynwyd, Pennsylvania, 19004 and at 110 East 59th Street, 26th Floor, New York, New York 10022, telephone number (212) 906-8485.

(b) The subject class of equity securities includes all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of Limited, of which there were 151,723,284 shares (including shares issuable pursuant to the exercise of warrants) issued and outstanding as of January 30, 2002, and all of the issued and outstanding Public Notes, of which there were $4,750,000 in aggregate principal amount issued and outstanding as of January 30, 2002.

(c) Limited Common Stock is traded on the Nasdaq National Market under the symbol "COMM." The information regarding Limited Common Stock set forth in section of the Prospectus entitled "Comparative Stock Prices and Dividends" is incorporated herein by reference. The Public Notes are not traded on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Although certain institutions and securities dealers do provide quotations for and engage in transactions in these securities, there is no established trading market for these securities, other than through these limited or sporadic quotations.

Item 3.  Identity and Background of Filing Person.

(a) The principal executive offices of the filing person, CoreComm Holdco, Inc., are located at 50 Monument Road, Bala Cynwyd, Pennsylvania 19004 and at 110 East 59th Street, 26th Floor, New York, New York 10022, telephone number (212) 906-8485. CoreComm Holdco, Inc., a former wholly-owned subsidiary of Limited currently has a substantially overlapping board of directors and the same executive management team as Limited.

(b) The information set forth in the section of the Prospectus entitled "Management and Executive Compensation - Directors and Executive Officers " is incorporated herein by reference. The address of each director and/or executive officer listed in that section is 110 East 59th Street, 26th Floor, New York, New York 10022, and the telephone number is (212) 906-8485.

         Michael Karp (together with The Florence Karp Trust) currently owns approximately 34% of the outstanding Holdco Common Stock and has a contractual right to appoint directors to Holdco's board of directors, which he has not elected to exercise to date. Mr. Karp's address is University City Housing Ste 30B, 1062 Lancaster Avenue, Rosemont, Pennsylvania 19010 and his telephone number is
         (215) 222-2000.

Item 4.  Terms of the Transaction.

(a) The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Exchange Offers," "Prospectus Summary," "The Exchange Offers," "Comparison of Rights of Holders of Holdco Common Stock and the Outstanding Securities" and "Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.

(b) The Exchange Offers are open to all holders of Outstanding Securities who tender their securities in a jurisdiction where the Exchange Offers are permitted under the laws of that jurisdiction. Therefore, any officer, director or affiliate of Limited or Holdco who is a holder of Outstanding Securities may participate in the Exchange Offers. The information regarding ownership of Outstanding Securities set forth in the section of the Prospectus entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

         The information set forth in the sections of the Prospectus entitled "Certain Relationships and Related Transactions," "Prospectus Summary - Recent Developments," "Information About Limited - Options" and "Description of Capital Stock" is incorporated herein by reference. Each of Limited and Holdco are parties to an exchange agreement which is described in the section of the Prospectus entitled "Certain Relationships and Related Transactions - Exchange Agreement between CoreComm Limited and CoreComm Holdco." Each of Michael Karp, The Florence Karp Trust, Thomas Gravina, Barclay Knapp, George Blumenthal, Richard Lubasch, Booth American Company, Debra Buruchian and Ted H. McCourtney and Limited and Holdco are parties to an exchange agreement which is described in the section of the Prospectus entitled "Description of Capital Stock - The Exchange Agreement."

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Prospectus entitled "The Exchange Offers -- Background and Purpose" is incorporated herein by reference.

(b) The information set forth in the section of the Prospectus entitled "The Exchange Offers - Effect of the Exchange Offers" is incorporated herein by reference.

(c)      (1)      Holdco may merge Limited with a subsidiary of Holdco
                  following the consummation of the Exchange Offers, but no determination as to the timing of the merger, or whether the merger will occur, has been made.

         (2)      None.

         (3)      None.

         (4) The information set forth in the sections of the Prospectus entitled "Management and Executive
                  Compensation" is incorporated herein by reference.

         (5) The information set forth in the section of the Prospectus entitled "The Exchange Offers - Background and Purpose" is incorporated herein by reference.

         (6) If the Exchange Offers are successful and all outstanding shares of Limited Common Stock are tendered, the Limited Common Stock would be delisted from the Nasdaq National Market. Whether or not all outstanding shares of Limited Common Stock are tendered, Holdco and Limited intend to transfer the listing of Limited Common Stock on the Nasdaq National Market to Holdco Common Stock. If this transfer were to occur, the Limited Common Stock would be delisted from the Nasdaq National Market. The information set forth in the section of the Prospectus entitled "Risk Factors - Risk factors relating to failure to tender outstanding securities in the exchange offers" is incorporated herein by reference.

         (7) Pursuant to the Exchange Offers, Holdco is attempting to acquire all of the outstanding shares of Limited Common Stock, which would result in the Limited Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (8)      None.

         (9)      None.

         (10)     None.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Prospectus entitled "Source and Amount of Funds" is incorporated herein by reference.

(b)      None.

(c) Holdco will not borrow funds or consideration, either directly or indirectly, for the purpose of the Exchange Offers.

Item 8.  Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Prospectus entitled "Matters Relating to Outstanding Securities" is incorporated by reference.

(b) The information set forth in the section of the Prospectus entitled "Matters Relating to Outstanding Securities" is incorporated by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)      None.

Item 10.  Financial Statements.

(a) The following financial statements and financial information of Limited are incorporated herein by reference:

         (1) The audited consolidated financial statements of Limited set forth under the section entitled "Financial
                  Statements" in the Prospectus;

         (2) The unaudited condensed consolidated financial statements of Limited set forth under the section entitled
                  "Financial Statements" in Limited's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         (3)      Not applicable; and

         (4) The information set forth in the Prospectus under the section entitled "Comparative Per Share Data."

 (b) The information set forth in the Prospectus under the section entitled "Summary Historical and Pro Forma Financial Data" is incorporated herein by reference.

Item 11.  Additional Information.

(a)      Agreements, Regulatory Requirements and Legal Proceedings.

         (1) The information set forth in Item 5(e) of this Schedule TO and the information set forth in the sections of the Prospectus entitled "Management and Executive Compensation--Employment Arrangements," "Government
                  Regulation of the Telecommunications Services Business" and "Information About Holdco -- Our Business -- Legal Proceedings" are incorporated herein by reference.

         (2) The information set forth in the Prospectus under "The Exchange Offers -- Effect of the Exchange Offers" and "Risk Factors -- Risk factors relating to our business" is incorporated herein by reference. This information includes Federal Communications Commission and state regulations with respect to ownership changes and the transfer of the Limited Common Stock listing on the Nasdaq National Market to the Holdco Common Stock.

         (3)      Not applicable.

         (4)      Not applicable.

         (5) The information set forth in the section of the Prospectus entitled "Risk Factors - Risk factors relating to tendering outstanding securities in the exchange offers - A lawsuit was filed which may prohibit us from completing the exchange offers" is incorporated herein by reference.


(b)      None.

Item 12.  Exhibits.

         A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

Item 13.  Information Required By Schedule 13E-3.

         Not applicable.




                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          CoreComm Holdco, Inc.


                          By:       /s/ MICHAEL A. PETERSON
                             ------------------------------------------------
                              Name:    Michael A. Peterson
                              Title:   Executive Vice President, Chief
                                       Operating Officer and Chief Financial
                                       Officer

                              Date:    February 8, 2002




                             INDEX TO EXHIBITS

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

12(a)(1)(i)       Letter of Transmittal Relating to Limited Common Stock (incorporated by reference to Exhibit 99.1 to the Registration Statement)

12(a)(1)(ii)      Letter of Transmittal Relating to Public Notes (incorporated by reference to
                  Exhibit 99.2 to the Registration Statement)

12(a)(1)(iii)     Notice of Guaranteed Delivery Relating to Limited Common Stock (incorporated by reference to Exhibit 99.3 to the Registration Statement)

12(a)(1)(iv)      Notice of Guaranteed Delivery Relating to Public Notes (incorporated by reference to Exhibit 99.4 to the Registration Statement)

12(a)(1)(v)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
                  (incorporated by reference to Exhibit 99.5 to the Registration Statement)

12(a)(1)(vi)      Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees (incorporated
                  by reference to Exhibit 99.6 to the Registration
                  Statement)

12(a)(1)(vii)     Letter to Holders of Limited Common Stock (incorporated by reference to Exhibit
                  99.7 to the Registration Statement)

12(a)(1)(viii)    Letter to Holders of Public Notes (incorporated by reference to Exhibit 99.8 to the Registration Statement)

12(a)(1)(ix)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                  W-9 (incorporated by reference to Exhibit 99.9 to the Registration Statement)

12(a)(2)          Not applicable

12(a)(3)          Not applicable

12(a)(4)          Preliminary Prospectus dated the date hereof (incorporated by reference to the
                  Registration Statement)

12(a)(5)          First Amended Complaint and Plaintiff's Motion for the Issuance of a Preliminary
                  Injunction in the matter of WXIII/Far Yale Gen-Par, LLC, as General Partner of
                  WXIII/Far Yale Real Estate Limited Partnership vs. CoreComm Communications, Inc.;
                  and CoreComm Limited

12(b)             Not applicable

12(d)(1) CoreComm Limited 1998 Stock Option Plan (incorporated by reference to Exhibit 10.2 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, registration statement on Form 10-12G/A, file no.
                  000-24521)

12(d)(2) CoreComm Limited 1999 Stock Option Plan (incorporated by reference to Exhibit 10.5 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, annual report on Form 10-K, filed on March 22, 1999)

12(d)(3) CoreComm Limited 2000 Stock Option Plan (incorporated by reference to Annex B to CoreComm Limited's Definitive
                  Proxy Statement on Schedule 14A for its Annual Meeting of
                  Shareholders filed on April 27, 2000)

12(d)(4)          CoreComm Limited 2000 Special Stock Option Plan
                  (incorporated by reference to Exhibit 4.5 to CoreComm
                  Limited's, a Bermuda corporation and predecessor to CoreComm Limited, registration statement on Form S-8, file no. 333-33970)

12(d)(5)          CoreComm Limited 2000 Special ATX Stock Option Plan
                  (incorporated by reference to Exhibit 10.50 to the registration statement on Form S-1/A, file no. 333-47984)

12(d)(6)          CoreComm Limited 2000 Special Voyager Stock Option Plan
                  (incorporated by reference to Exhibit 10.51 to the registration statement on Form S-1/A, file no. 333-47984)

12(g)             Not applicable

12(h)             Not applicable




                                                            EXHIBIT 12(a)(5)

                       COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS.                                SUPERIOR COURT DEPARTMENT
                                            CA NO. 01-4186 BLS

- - - - - - - - - - - - - - - - - - - - - - - - - - - -    x
                                                           :
                                                           :
WXIII/FAR YALE GEN-PAR, LLC, as General Partner of         :
WXIII/FAR YALE REAL ESTATE LIMITED PARTNERSHIP             :
                                                           :
vs.                                                        :
                                                           :
CORECOMM COMMUNICATIONS, INC.; and CORECOMM LIMITED        :
                                                           :
- - - - - - - - - - - - - - - - - - - - - - - - - - - -    x


                          FIRST AMENDED COMPLAINT

1. Plaintiff WXIII/FAR YALE GEN-PAR, LLC, is a limited liability corporation duly organized, and is the general partner of WXIII/FAR YALE REAL ESTATE LIMITED PARTNERSHIP ("YALE") having an usual place of business at Boston, Suffolk County.

2. Defendant CoreComm Communications, Inc. ("CoreComm"), is a Delaware corporation duly organized with an usual place of business at Mayfield Heights, Ohio and doing business in the Commonwealth of Massachusetts.

3. Defendant CoreComm Limited ("CoreComm Limited") is, upon information and belief, a foreign corporation organized under the laws of Bermuda and doing business in the Commonwealth of Massachusetts.

4. By lease dated December 20, 1999, Cathartes/AEW Fargo Building, LLC ("Cathartes") as lessor, entered into a written lease with CoreComm, as lessee, for certain commercial premises located on the third floor (Unit 302) and seventh floor (Unit 702) of the building at 451 D Street/60-84 Fargo Street, Boston, MA ("the premises") for an initial term of ten years (the "Lease"). A copy of the Lease is attached hereto as Exhibit "A" and incorporated herein.

5. CoreComm Limited executed and delivered a guaranty of the full performance and observance of all of the covenants, conditions and agreements of CoreComm under the Lease (the "Guaranty"). A copy of the Guaranty is attached hereto as Exhibit "B" and incorporated herein.

6. Plaintiff has succeeded to all of the right, title and interest of Cathartes under the Lease and Guaranty, and is the current lessor under the Lease with CoreComm.

                                  Count I

7. Plaintiff repeats, realleges and incorporates herein the allegations set forth in paragraphs 1 - 6 above, as though separately set forth herein.

8. CoreComm has defaulted and breached the Lease, by failing, refusing, and neglecting to pay rent and additional charges, interest at 18% and a late charge of 5% due under the Lease for July, 2001 through February 5, 2002 in the amount of $404,290.87 for Unit 702 and for Unit 302 all as per Exhibit "C"; and currently owes Plaintiff through February 5, 2002 the sum of $360,968.04 for rent and additional rent, together with interest and late charges thereon, and attorneys fees and costs as per the Lease.

                                  Count II

9. Plaintiff repeats, realleges and incorporates herein the allegations set forth in paragraphs 1 -8 above, as though separately set forth herein.

10. CoreComm Limited has defaulted and breached the Guaranty, by failing, refusing, and neglecting to pay the rent and additional charges of CoreComm due under the Lease and in accordance with the Guaranty; and currently owes Plaintiff through February 5, 2002 the sum of $360,968.04 for rent and additional rent, together with interest and late charges thereon, and attorneys fees and costs as per the Lease and Guaranty.

                                 Count III

11. Plaintiff repeats, realleges and incorporates herein the allegations set forth in paragraphs 1 - 10 above, as though separately set forth herein.

12. Upon information and belief, plaintiff avers that CoreComm, in or about December, 2001 recently announced a plan to sell certain of its businesses and assets in return for a transfer to bondholders of about 90% of the common stock of a wholly owned subsidiary of CoreComm, which subsidiary will succeed to the assets of CoreComm and replace its parent company as a publicly traded company.

13. Upon information and belief, plaintiff has reason to believe that CoreComm and CoreComm Limited are or may be in financial difficulty and otherwise attempting to avoid its obligations under the Lease. Plaintiff knows of no assets of the defendants in Massachusetts that may be attached or seized in order to secure the plaintiff for any Judgment obtained in this case.

14. In order to maintain the status quo and otherwise prevent CoreComm and CoreComm Limited from dissipating any of their assets, and to secure plaintiff for any Judgment obtained herein, plaintiff seeks a preliminary injunction preventing CoreComm and CoreComm Limited, their agents, servants, employees and attorneys, from transferring, selling, assigning, encumbering or otherwise hypothecating any and all of their assets, including, but not limited to debt and equity interests in subsidiaries, except for usual and ordinary expenses paid in the usual and ordinary course of its business, until further Order of the Court.


WHEREFORE, Plaintiff demands Judgment against Defendants as follows:

15. That a Judgment enter against defendants for the amount of additional rent and other additional charges due from July, 2001 through February, 2002, together with interest, late charges, attorneys fees and costs with an execution to issue therefor; and for such other and further relief as may be deemed just and proper.

16. That a preliminary injunction issue against defendants CoreComm Communications, Inc. and CoreComm Limited, their agents, servants, employees and attorneys enjoining and restraining defendants CoreComm Communications, Inc. and CoreComm Limited, their agents, servants, employees and attorneys from directly or indirectly transferring, selling, assigning, encumbering or otherwise hypothecating any and all of their assets, including, but not limited to debt and equity interests in subsidiaries, except for usual and ordinary expenses paid in the usual and ordinary course of its business, until the further Order of the Court.

17. For such other and further relief as may be deemed necessary and proper.


                                       WXIII/FAR Yale Real Estate
                                       Limited Partnership,


February 4, 2002                       /s/  James E. Lesko, III
                                       --------------------------------
                                       James E. Lesko, III


                                       By its attorneys,


                                       /s/ Alvin S. Nathanson
                                       --------------------------------
                                       Alvin S. Nathanson
                                       BBO# 367480
                                       Nathanson & Goldberg, P.C.
                                       2 Oliver Street
                                       Boston, MA 02109
                                       (617)  210-4800




                       Commonwealth of Massachusetts

Suffolk, SS.                                         February 4, 2002

         Then personally appeared before me the above named James E. Lesko, III and did make oath that the above statements are true, excepting those made upon information and belief, and as to those he believes them to be true.


                                                     /s/ Alvin S. Nathanson

                                                     Notary Public

                                                     My commission expires:

                                                     June 16, 2006




                       COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS.                                SUPERIOR COURT DEPARTMENT
                                            CA NO. 01-4186 BLS

- - - - - - - - - - - - - - - - - - - - - - - - - - - -    x
                                                           :
                                                           :
WXIII/FAR YALE GEN-PAR, LLC, as General Partner of         :
WXIII/FAR YALE REAL ESTATE LIMITED PARTNERSHIP             :
                                                           :
vs.                                                        :
                                                           :
CORECOMM COMMUNICATIONS, INC.; and CORECOMM LIMITED        :
                                                           :
- - - - - - - - - - - - - - - - - - - - - - - - - - - -    x

            PLAINTIFF'S MOTION FOR THE ISSUANCE OF A PRELIMINARY
                                 INJUNCTION

Now comes the plaintiff in the above entitled case and moves for the issuance of a preliminary injunction under prayer 2 of the verified First Amended Complaint. As reason therefor, plaintiff avers that there is a reasonable likelihood of success on the merits, and that injunctive relief is needed in order to prevent a dissipation of assets by the defendant and to otherwise maintain the status quo.

                                                By its attorneys,


February 5, 2002                                /s/ Alvin S. Nathanson
                                                -------------------------------
                                                Alvin S. Nathanson
                                                BBO# 367480
                                                Nathanson & Goldberg, P.C.
                                                2 Oliver Street
                                                Boston, MA 02109
                                                (617)  210-4800